                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                    HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                                  (Name of Issuer)

                             Common Stock $0.01 par value
                           (Title of Class of Securities)

                                      413086109
                                   (CUSIP Number)

                                    Sidney Harman
                  c/o Harman International Industries, Incorporated
                     1101 Pennsylvania Avenue, N.W.; Suite 1010
                               Washington, D.C. 20004
                                   (202) 393-1101
         (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                                    August 16, 1995
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Appears on Page 7                       Page 1 of 21 Pages

                                    SCHEDULE 13D

      CUSIP No.   413086109                           Page 2 of 21 Pages

      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Sidney Harman
            SS# ###-##-####
_____________________________________________________________________
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
            Not applicable                                              (b) [ ]
_____________________________________________________________________
      3     SEC USE ONLY
_____________________________________________________________________
      4     SOURCE OF FUNDS*
            PF
_____________________________________________________________________
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO
            ITEMS 2(d) or 2(e)   [   ]
_____________________________________________________________________
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
_____________________________________________________________________
       NUMBER OF              7     SOLE VOTING POWER
         SHARES                     3,194,150
      BENEFICIALLY
        OWNED BY              8     SHARED VOTING POWER
          EACH                      0
        REPORTING
         PERSON               9     SOLE DISPOSITIVE POWER
          WITH                      2,485,090

                              10    SHARED DISPOSITIVE POWER
                                    408,510
_____________________________________________________________________
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                       3,197,150
_____________________________________________________________________
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN
                  SHARES*        [  ]
_____________________________________________________________________
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       20.10%
_____________________________________________________________________
            14    TYPE OF REPORTING PERSON*
                       IN
_____________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    SCHEDULE 13D


      CUSIP No.   413086109                           Page 3 of 21 Pages


ITEM 3      Source and Amount of Funds or Other Consideration

            This amendment no. 2 to Schedule 13D relates to (1) the acquisition by Reporting Person on July 28, 1995, August 2, 1995 and August 16, 1995 of sole voting power with respect to 158,600, 78,000 and 63,950 shares, respectively, of Common Stock pursuant to 3-year revocable proxies granted to Reporting Person by four of his adult children; and (2) the acquisition by Reporting Person of an option to purchase 50,000 shares of Common Stock of the Issuer (the "Option"), which was granted to Reporting Person by the Compensation and Option Committee of the Board of Directors of the Issuer on May 31, 1995 pursuant to the Issuer's 1992 Incentive Plan.

            The Option is immediately exercisable at $36.125 per share, the fair market value of the Common Stock on May 31, 1995 and the same price per share of options granted on that date to officers and key employees of the Issuer. Upon exercise of the Option, payment will be made by Reporting Person using personal funds. The Reporting Person did not pay any consideration for the proxies.

ITEM 4      Purpose of Transaction

            As described in Item 3, four adult children of Reporting Person have each granted to Reporting Person a revocable proxy to vote all shares of Common Stock now owned of record by each such person in such manner as Reporting Person may, in his sole discretion, deem necessary or advisable at any meeting of stockholders of the Issuer. Each proxy terminates on May 31, 1998, unless revoked earlier.

            The Option, as described in Item 3, was granted to Reporting Person in order to retain his services to the Issuer as Chairman of the Board of Directors and Chief Executive Officer and to provide him with significant long-term incentives and rewards for continued superior performance in increasing stockholder value. The shares acquired by Reporting Person upon exercise of the Option will be used for investment purposes. There can be no assurance that the Reporting Person will actually purchase any additional shares of Common Stock or dispose of any such shares of Common Stock (pursuant to stock option grants or otherwise) or the timing of any such purchases or dispositions.

            As a result of the granting of the Option and the acquisition by Reporting Person of the aforementioned proxies, Reporting Person will further increase his beneficial ownership stake in the Issuer and enhance his ability to influence its affairs. Except as stated above, the Reporting Person as an individual, and not representing the Issuer as its Chairman and Chief Executive Officer, currently has no plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                    SCHEDULE 13D


      CUSIP No.   413086109                           Page 4 of 21 Pages

ITEM 5      Interest in Securities of the Issuer

      (a)   Aggregate Amount Beneficially
            Owned by Reporting Person:                            3,197,150

            Percent of Class:                                     20.10%

      (b) The aggregate amount of shares beneficially owned by Reporting Person as reported in Item 5(a) includes 120,940 shares of Common Stock held directly by Reporting Person; 425,000 shares of Common Stock subject to stock options exercisable as of August 16, 1995 or within 60 days thereof; 1,939,150 shares held in a trust with respect to which Reporting Person has sole dispositive and sole voting power; 300,550 shares held by family members with respect to which Reporting Person has sole voting power pursuant to 3-year revocable proxies and as to which he disclaims beneficial ownership; 3,000 shares held by family members with respect to which Reporting Person has no voting power or dispositive power and disclaims beneficial ownership; and 408,510 shares held in two irrevocable trusts for various family members with respect to which Reporting Person has sole voting power but shared dispositive power with his spouse, Jane Harman, whose business address is the United States House of Representatives, Washington, D.C. 20510. Ms. Harman has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Harman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Harman is a United States citizen.


      (c) Except for the acquisition of the Option and the proxies as described in Item 3, the following identifies all transactions in the common shares of Harman International Industries, Incorporated during the past 60 days by the Reporting Person:

                                                                  Location/Nature
                                                                        of
Date of Purchase  No. of Shares Exercised Exercise Price per Share  Transaction
- ----------------  ----------------------- ------------------------ --------------

July 14, 1995     8,500                   $13.888                  NYSE/Through a
                                                                   brokerage house

                                    SCHEDULE 13D


      CUSIP No.   413086109                           Page 5 of 21 Pages

      (d) Each of the four adult children of Reporting Person who granted to Reporting Person sole voting power with respect to an aggregate 300,550 shares of Common Stock and certain other family members who hold an aggregate of 3,000 shares of Common Stock as to which Reporting Person has no voting or dispositive power have the right to receive and direct the receipt of dividends from, or the proceeds from the sale of such shares.

      (e)   Not applicable.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


      The agreements under which the Reporting Person is granted a proxy and the agreements relating to the Option granted to the Reporting Person are described in the response to Item 3 and filed as exhibits in response to Item 7 of this Amendment No. 2 to Schedule 13D.

ITEM 7      Material to be filed as Exhibits

      The proxies granted to the Reporting Person by four of his adult children are attached hereto as Exhibit A-D.

      The Issuer's 1992 Incentive Plan, as restated and amended is incorporated herein by reference as Exhibit E.

      A Non-Qualified Stock Option Agreement, dated as of May 31, 1995 between the Issuer and the Reporting Person relating to the Option is attached hereto as Exhibit F.

                                    SCHEDULE 13D


      CUSIP No.   413086109                           Page 6 of 21 Pages


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      August 23, 1995                     /s/ Sidney Harman
      ---------------                     -----------------
           Date                             Sidney Harman

                                    SCHEDULE 13D


      CUSIP No.   413086109                           Page 7 of 21 Pages



                                    EXHIBIT INDEX



                                                            Page Number in
                              Exhibit                       Sequentially
Exhibit                       Description                   Numbered Copy
- ----------                    -------------                 --------------

A                       Revocable Proxy dated
                        August 2, 1995 by
                        A.G. Edwards & Sons, Inc.,
                        as record holder for
                        Barbara L. Harman and
                        and William E. Cain, as
                        Trustees, of the Harman
                        Nominee Trust Dated
                        July 22, 1987                       8

B                       Revocable Proxy dated
                        July 28, 1995 by
                        Gina Harman                         9

C                       Revocable Proxy dated
                        July 28, 1995 by
                        Paul Harman                         10

D                       Revocable Proxy dated
                        August 16, 1995 by
                        Lynn Harman                         11

E                       Amended and Restated Harman
                        International Industries,
                        Incorporated 1992 Incentive
                        Plan, as amended (filed as
                        Exhibit 4.3 to Issuer's Form
                        S-8 Registration Statement
                        No. 33-59605 and incorporated
                        herein by reference)

F                       Non-Qualified Stock Option
                        Agreement, dated as of May 31,
                        1995, between the Issuer and
                        Reporting Person                    12